FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
56 Temperance Street
Suite 501
Toronto, Ontario M5H 3V5 CANADA

Item 2	Date of Material Change

April 8, 2011

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on April 8, 2011.

Item 4	Summary of Material Change

Gammon Gold Completes Acquisition of Capital Gold

Item 5	Full Description of Material Change

Gammon is pleased to announce that it has completed its acquisition of Capital Gold Corporation (NYSE AMEX: CGC) (TSX:CGC). Capital Gold will operate as a subsidiary of Gammon Gold. Shares of Capital Gold will be delisted from trading on the NYSE AMEX effective Friday, April 8, 2011.

Shareholders of Capital Gold voted to approve the merger with Gammon at a special meeting of shareholders held on April 1, 2011. More than 82 percent of Capital Gold’s shareholders voted, of which 32,353,144 shares (or close to 2/3) voted in favour of the transaction.

The acquisition of Capital Gold significantly increases Gammon’s gold production and almost doubles its gold reserves, while strengthening the Company’s position as a leading, low cost, diversified gold and silver producer focused on Mexico.

With Capital Gold’s El Chanate mine contributing to production immediately and El Cubo ramping up to full-scale production, Gammon will shortly be operating three 100% owned, fully built mines in Mexico, advancing two significant development projects, and managing a robust portfolio of exploration stage properties.

Gammon’s lead financial advisor for the transaction was Dundee Securities. UBS Securities Canada Inc. was also retained as an advisor. Gammon’s Canadian legal counsel was Fasken Martineau DuMoulin LLP and its U.S. legal advisor was Kirkland & Ellis LLP.

Capital Gold’s lead financial advisor for the transaction was Cormark Securities Inc. Stifel, Nicolaus & Company, Incorporated rendered fairness opinions to Capital Gold’s board of directors. Capital Gold’s legal counsel was Ellenoff Grossman & Schole LLC. Ballard Spahr LLP served as legal counsel to the M&A Committee of the board of directors of Capital Gold and Macleod Dixon served as Capital Gold’s Canadian legal counsel.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 416-646-3825

Item 9	Date of Report

April 8, 2011

Gammon/Press Release/MCR 4/8/11